CUSIP No. 09624H109

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Bluelinx Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09624H109

(CUSIP Number)

Christopher J. Rupright, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA  94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  []

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 09624H109

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only ________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	1,635,949
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	1,635,949

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,635,949

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     5.0%

14.     Type of Reporting Person (See Instructions)                      OO, IA

CUSIP No. 09624H109

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bradley R. Kent

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only _____________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	1,635,949
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	1,635,949

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,635,949

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     5.0%

14.     Type of Reporting Person (See Instructions)                      IN

CUSIP No. 09624H109

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Alexander M. Seaver

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only ______________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	1,635,949
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	1,635,949

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,635,949

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     5.0%

14.     Type of Reporting Person (See Instructions)                    IN

CUSIP No. 09624H109

Item 1.     Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Bluelinx Holdings Inc. (the "Issuer").  The principal executive office of the Issuer is located at 4300 Wildwood Parkway, Atlanta, GA  30339.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Stadium Capital Management, LLC, a Delaware limited liability company ("SCM"),
Alexander M. Seaver ("Seaver")
Bradley R. Kent ("Kent")
(collectively, the "Filers").

(b) The business address of the Filers is
550 NW Franklin Avenue, Suite 478, Bend, OR 97701.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
SCM is an investment adviser. Seaver and Kent are the managers of SCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 4 of the cover sheet for each Filer.

CUSIP No. 09624H109

Item 3.     Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
SCM	Funds under Management	$7,274,488

Item 4.     Purpose of Transaction

The Reporting Persons purchased the Common Stock of the Issuer for investment purposes. The Reporting Persons intend to exercise fully their rights as stockholders.

The Reporting Persons are engaged in the investment advisory business. In pursuing this business, the Reporting Persons will routinely monitor the Issuer with regard to a wide variety of factors that affect their investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer’s Common Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.

Depending on their evaluation of various factors, including those indicated above, the Reporting Persons may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock now owned or hereafter acquired by any of them. In addition, the Reporting Persons may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of the Issuer as a means of obtaining liquidity. The Reporting Persons may from time to time cause any of Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P. (the “Stadium Capital Funds”) to distribute in kind to their respective investors shares of Common Stock of the Issuer owned by such Stadium Capital Funds. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Issuer. Further, the Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors and the stockholders of the Issuer. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

On August 10, 2010 the Reporting Persons filed a complaint in the Delaware Chancery Court titled Stadium Capital Qualified Partners, L.P., and Stadium Capital Partners, L.P., v. Cerberus APB Investor LLC et. al, alleging generally that Cerberus’ tender offer to acquire the remaining outstanding shares of the Issuer violates the fiduciary duties owed by Cerberus and the directors of the Issuer to the Stadium Capital Funds.  A copy the Complaint is included as Exhibit B to this Statement, which is incorporated by reference herein.

Except as set forth in this Statement, the Reporting Persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since June 9, 2010:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

SCM	P	6/14/2010	16700	$ 3.29
SCM	P	6/15/2010	700	$ 3.16
SCM	P	6/16/2010	9600	$ 3.27
SCM	P	6/17/2010	570	$ 3.27
SCM	P	6/18/2010	5000	$ 3.19
SCM	P	6/21/2010	6000	$ 3.10
SCM	P	6/22/2010	2000	$ 3.07
SCM	P	6/23/2010	5992	$ 3.02
SCM	P	6/25/2010	8402	$ 2.94
SCM	P	6/28/2010	2000	$ 2.90
SCM	P	6/29/2010	16000	$ 2.65
SCM	P	6/30/2010	8750	$ 2.64
SCM	P	7/2/2010	13000	$ 2.46
SCM	P	7/6/2010	9914	$ 2.39
SCM	P	7/7/2010	3000	$ 2.34
SCM	P	7/12/2010	8000	$ 2.77
SCM	P	7/15/2010	3000	$ 2.80
SCM	P	7/16/2010	7200	$ 2.69
SCM	P	7/19/2010	1827	$ 2.57
SCM	P	7/20/2010	3400	$ 2.55
SCM	P	7/21/2010	6919	$ 2.57

Note:  Acquired on exercise of Subscription Rights.

Item 6.     Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the investment adviser and (in some cases) general partner of its clients pursuant to investment management agreements or limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients.  Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.  Pursuant to such investment management agreements, SCM is entitled to fees based on assets under management and realized and unrealized gains.

CUSIP No. 09624H109

Item 7.     Material to Be Filed as Exhibits

Exhibit A -- Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B -- Stadium Capital Qualified Partners L.P., and Stadium Capital Partners L.P. v. Cerberus APB Investor LLC et. al

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:     August 10, 2010

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent

CUSIP No. 09624H109

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August 10, 2010 (including amendments thereto), with respect to the shares of common stock, par value $0.01 per share, of Bluelinx Holdings Inc.  For that purpose, the undersigned hereby constitute and appoint Stadium Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the Securities and Exchange Commission and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said shares, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:     August 10, 2010

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent

CUSIP No. 09624H109

EXHIBIT B

COMPLAINT

IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

STADIUM CAPITAL QUALIFIED PARTNERS, L.P. and STADIUM CAPITAL PARTNERS, L.P.,

Plaintiffs,

v.

CERBERUS ABP INVESTOR LLC, CERBERUS CAPITAL MANAGEMENT, L.P., HOWARD S. COHEN, RICHARD S. GRANT, GEORGE R. JUDD, CHARLES H. MCELREA, RICHARD B. MARCHESE,  STEVEN F. MAYER, ALAN H. SCHUMACHER, MARK A. SUWYN, ROBERT G. WARDEN, and M. RICHARD WARNER,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No.

VERIFIED COMPLAINT

Plaintiffs Stadium Capital Qualified Partners, L.P. (“SCQP”) and Stadium Capital Partners, L.P. (“SCP”) (collectively “Plaintiffs” or “Stadium Capital”), by and through their undersigned attorneys, allege upon personal knowledge as to their own acts and as to all other matters upon information belief as follows:
NATURE OF THE ACTION

1. Stadium Capital, the largest minority shareholder of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”), brings this action against defendants Cerberus ABP Investor LLC (“CAI”), Cerberus Capital Management, L.P. (“Cerberus”), and the members of BlueLinx’s Board of Directors (the “Board” or the “Individual Defendants”) for relief against a $49.6 million coercive and unfair two-step freeze-out transaction through which CAI and Cerberus, BlueLinx’s controlling shareholders, are attempting to acquire the remaining outstanding shares of BlueLinx for $3.40 per share in cash.
2. CAI, which is controlled by Cerberus and is the current owner of approximately 55.39% of BlueLinx’s outstanding common stock, commenced a tender offer on August 2, 2010 for all of the outstanding shares of BlueLinx it does not already own at a price of $3.40 per share in cash (the “Proposed Tender Offer”).  The Proposed Tender Offer is conditioned upon, among other things, CAI’s acquiring through the Proposed Tender Offer a sufficient number of shares so that it will own at least 90% of the outstanding shares of BlueLinx common stock.  If successful in increasing its ownership to 90% or more of BlueLinx’s outstanding common shares through the Proposed Tender Offer, CAI has committed to acquire any shares not acquired in the Proposed Tender Offer by a subsequent second-step short-form merger at the same $3.40 cash per share price.
3. As alleged herein, defendants have breached their fiduciary duties to Stadium Capital by structuring the self dealing Proposed Tender Offer to be both coercive and designed to cash out Plaintiffs and the other minority shareholders of BlueLinx through an unfair process and at an unfair price to the benefit of Cerberus and its affiliates.  CAI and Cerberus have also breached their duties of full and fair disclosure by disseminating a false and misleading tender offer statement in connection with the Proposed Tender Offer.
THE PARTIES
4. Non-party BlueLinx is a Delaware corporation with its principal place of business in Atlanta, Georgia.  BlueLinx, operating through its wholly owned subsidiary BlueLinx Corporation, is a leading distributor of building products in North America, employing approximately 2,000 people and offering greater than 10,000 products from over 750 suppliers to service approximately 11,500 customers nationwide, including dealers, industrial manufactures, manufactured housing producers and home improvement retailers.  BlueLinx’s shares trade on the New York Stock Exchange under the symbol “BXC.”  As of July 3, 2010, BlueLinx had 32,701,062 shares of common stock outstanding.
5. Plaintiff SCQP is a Delaware limited partnership which has been a BlueLinx stockholder since February 2008.  Plaintiff SCP is a California limited partnership which has been a BlueLinx stockholder since November 2006.  Plaintiffs are investment partnerships advised by Stadium Capital Management, LLC (“SCM”).  SCM, a Delaware limited liability company, is an investment advisor registered in the State of California.  SCM primarily focuses on the publicly traded equity of micro-cap and small-cap United States companies using a long-term, research intensive strategy.  Plaintiffs collectively hold more than 5% of BlueLinx’s total outstanding common stock, making them the Company’s largest minority shareholder.  Plaintiffs have owned these shares at all times relevant to the wrongs complained of herein.
6. Defendant CAI is a Delaware limited liability company controlled by Cerberus.  CAI maintains its principal executive office in New York, New York.  CAI currently owns 18,100,000 shares, or 55.39%, of BlueLinx’s outstanding common stock.  Those holdings do not include the approximately 3,000,000 shares of BlueLinx common stock beneficially owned by the Company’s directors and officers.
7. Defendant Cerberus is a Delaware limited partnership.  Cerberus is headquartered in New York, New York.  Cerberus, along with its affiliates, is a private investment firm with approximately $23 billion under management.  As noted in the preceding paragraph, Cerberus controls defendant CAI, which in turn owns 55.39% of BlueLinx’s outstanding common stock.  In addition, at least five of BlueLinx’s ten directors are affiliated with Cerberus.
8. Defendant Howard S. Cohen has served as Chairman of the BlueLinx’s board of directors (the “Board”) since March 2008 and as a member of the Board since September 2007.  Mr. Cohen served as BlueLinx’s Interim Chief Executive Officer from March 2008 through October 2008 and as its Executive Chairman from March 2008 through March 2009.  Prior to joining BlueLinx as an executive officer, Mr. Cohen was a Senior Advisor of Cerberus.  Mr. Cohen also serves as the Chairman of the boards of directors of Albertsons LLC and Hilco Receivables LLC, both of which are Cerberus portfolio companies.
9. Defendant Richard S. Grant has served as a member of the Board since December 2005.  Mr. Grant, along with Messrs. Marchese and Schumacher, serves on the special committee of the Board created following the Proposed Tender Offer (the “Special Committee”).
10. Defendant George R. Judd has served as BlueLinx’s Chief Executive Officer since October 2008, and as the Company’s President and Chief Operating Officer since May 2004.  Mr. Judd has served as a member of the Board since October 2008.
11. Defendant Charles H. McElrea served as BlueLinx’s Chief Executive Officer from May 2004 until his retirement from that position in October 2005, and has served as a member of the Board since May 2004.
12. Defendant Richard B. Marchese has served as a member of the Board since May 2005.  Mr. Marchese, along with Messrs. Grant and Schumacher, serves on the Special Committee.
13. Defendant Steven F. Mayer has served as a member of the Board since May 2004.  Mr. Mayer is a Managing Director of Cerberus.
14. Defendant Alan H. Schumacher has served as a member of the Board since May 2004.  Mr. Schumacher, along with Messrs. Grant and Marchese, serves on the Special Committee.
15. Defendant Mark A. Suwyn has served as a member of the Board since May 2005.  Mr. Suwyn has previously served as a senior member of the operations team of Cerberus, and as an advisor to Cerberus.
16. Defendant Robert G. Warden has served as a member of the Board since May 2004.  Mr. Warden is a Managing Director of Cerberus.
17. Defendant M. Richard Warner has served as a member of the Board since March 2008.  Mr. Warner is a consultant for Cerberus.  Mr. Warner also serves on the board of Hilco Receivables, LLC, a Cerberus portfolio company.
18. The defendants identified in paragraphs 8 through 17 are collectively referred to herein as the “Board” or the “Individual Defendants.”  By reason of their positions as directors and/or officers of BlueLinx, the Individual Defendants are in a fiduciary relationship with Plaintiffs and BlueLinx’s other minority shareholders, and owe Plaintiffs and BlueLinx’s other minority shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.
19. As the controlling shareholders of BlueLinx, Cerberus, through its ownership of CAI and beneficial ownership of BlueLinx, and CAI, as the majority shareholder of BlueLinx, owe Plaintiffs and BlueLinx’s other minority shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.
FACTUAL BACKGROUND
A.           Cerberus’s Control Of BlueLinx And Decision To Take It Private
20. Cerberus through its CAI ownership has beneficially owned 18,100,000 shares of BlueLinx common stock since the Company’s December 2004 initial public offering.  As noted above, those holdings represent 55.39% of BlueLinx’s outstanding common stock.  In addition, at least half of the members of the Board, including the Company’s chairman, are affiliated with Cerberus.
21. The Tender Offer Statement and Rule 13E-3 Transaction Statement filed by Cerberus and CAI under cover of Schedule TO (the “TO Statement”) states that over the preceding twelve months, three managing directors of Cerberus – two of whom (i.e., defendants Mayer and Warden) also serve as directors of BlueLinx – engaged in “sporadic, informal communications” with BlueLinx’s Chairman (defendant Cohen) “about the possibility of Cerberus taking the Company private.”
22. On July 7, 2010, the Cerberus investment committee discussed and gave preliminary approval for CAI to make the Proposed Tender Offer.
23. On July 21, 2010, CAI delivered a letter to the Board expressing its intent to commence the Proposed Tender Offer for all of the outstanding shares of BlueLinx common stock not owned by CAI at a purchase price of $3.40 per share in cash.
24. That letter disclosed CAI’s intention to commence the Proposed Tender Offer within approximately seven days thereafter and expressed Cerberus’s belief that it would be appropriate for the Board to form a special committee of directors not affiliated with Cerberus to consider the transaction and make a recommendation to the Company’s stockholders with respect thereto.
25. It further noted, among other things, that CAI had “no current interest in selling [its] stake in BlueLinx nor would [it] currently expect, in [its] capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving BlueLinx other than the transaction outlined here.”
26. CAI issued a press release prior to the opening of the market on July 22, 2010 announcing its intention to commence the Proposed Tender Offer and filed an amendment to its Schedule 13D with the SEC including its July 21, 2010 letter to the Board and its July 22, 2010 press release.
B.           The Special Committee
27. On July 27, 2010, BlueLinx issued a press release announcing that the Board had formed the Special Committee, comprised of defendants Marchese, Schumacher and Grant.  The press release provided that “[t]he Special Committee has been granted full power and authority to evaluate the proposal and determine the Company’s  recommendation to its stockholders with respect to any tender offer commenced by CAI and to take any other action it determines to be in the best interest of the Company and its stockholders.”
28. The Special Committee was further authorized to select and retain financial and legal advisors, and the July 27, 2010 press release announced that the Special Committee retained Citadel Securities, LLC (“Citadel”) as its financial advisor and Jones Day as its legal counsel.  The Special Committee was apparently not, however, given the specific power to negotiate, seek strategic alternatives, and, if it deems such action appropriate, deploy a shareholders rights plan.
29. On July 28, 2010, defendant Warden received a request from Citadel that CAI consider delaying the launch of the Proposed Tender Offer.  That request was rejected by Mr. Warden based on the purported determination “that a delay was not advisable because [Cerberus] believed that more informed discussions could occur with the Special Committee after the Offer . . . was publicly available to stockholders.”
C.           The Proposed Tender Offer
30. CAI commenced the Proposed Tender Offer on August 2, 2010 and filed the TO Statement with the SEC that same day.
31. Absent an extension, the Proposed Tender Offer is set to expire at 12:00 midnight EST on August 27, 2010.
32. The Proposed Tender Offer is for all of the outstanding shares of BlueLinx not already owned by CAI at a price of $3.40 per share in cash, which implies a total cost of $49.6 million based on the outstanding shares of BlueLinx common stock not owned by CAI.
33. The Proposed Tender Offer is conditioned upon the valid tender of BlueLinx shares representing at least a majority of the Company’s outstanding shares of common stock not owned by CAI and the directors and officers of the Company.
34. The Proposed Tender Offer is additionally conditioned on CAI’s acquiring through the Proposed Tender Offer a sufficient number of shares so that it will own at least 90% of the outstanding shares of BlueLinx common stock.
35. If successful in increasing its ownership to 90% or more of BlueLinx’s outstanding common stock through the Proposed Tender Offer, CAI has committed to acquire any shares not acquired in the Proposed Tender Offer by a subsequent second-step short-form merger at the same $3.40 cash per share price.
36. Thus if successful in increasing its ownership to 90% or more of BlueLinx’s outstanding common stock via the Proposed Tender Offer, BlueLinx will be merged into CAI and controlled entirely by Cerberus.
D.           The Proposed Tender Offer Is Unfairly Priced
37. The Proposed Tender Offer is financially unfair and significantly undervalues BlueLinx.  The offered consideration of $3.40 per share is inadequate because, among other things, the intrinsic value of BlueLinx’s stock is materially in excess of $3.40 when considering the Company’s prospects for future growth and profitability in light of its revenues and earning power and its substantial – and historically undervalued – real estate holdings.
38. While Cerberus’s control position places it in a superior informational position given its asymmetrical access to the Company’s financial data, projections, and prospects, two straightforward valuation metrics based on the limited publicly available information on BlueLinx yield share values significantly in excess of the $3.40 per share price offered by Cerberus and underscore the inadequacy of the Proposed Tender Offer.
1.            Future Equity Value Post Real Estate Construction Industry
Recovery

39. BlueLinx’s public filings recognize that the Board and the Company’s management team believe that the current real estate construction market is depressed, but demonstrate that BlueLinx is well positioned to realize significant earnings and cash flow – and a concomitant increase to the market value of the Company’s equity – when the real estate construction market recovers over the next few years.
40. BlueLinx’s management projects that the Company will earn revenues of $4,369.3 million and EBITDA of $170.5 million when new housing starts recover to 1.3 million units per year (which is projected to occur in 2014, according to the Company Operating Plan included in the TO Statement and prepared by BlueLinx for review by Cerberus and CAI in February 2010).  These EBITDA levels are similar to what the Company achieved in its 2004 and 2005 fiscal years, during which years BlueLinx was consistently valued in the range of approximately 6.5x to 9.5x EBITDA.
41. Employing this range of 6.5x to 9.5x EBITDA multiple and BlueLinx’s projected 2014 EBITDA of $170.5 million results in a total enterprise value of $1,108 million to $1,620 million.  Deducting the Company’s projected 2014 net debt of $318.4 million results in an equity value of $790 million to $1,301 million, or approximately $24.16 to $39.78 per share – i.e., more than 7.1x to 11.7x the current $3.40 per share offer price.
2.           Adjusted Book Value After Accounting For Undervalued Real Estate

42. BlueLinx has publicly reported that as of July 3, 2010 it had, at book value, total assets of $644 million, total liabilities of $610 million, and shareholders equity of $34 million.  With 32,701,062 shares of common stock outstanding, BlueLinx’s book value per share was approximately $1.04.  One reason BlueLinx has such a low book value is because the book value of its real estate assets is far below their actual market value.
43. In its presentation titled “BlueLinx Quarterly Review – 2nd Quarter 2010” dated August 5, 2010, the Company reported, just three days after the commencement of the Proposed Tender Offer, that the real estate assets used to secure its outstanding mortgage were appraised at $370 million in June 2006.  The estimated book value of these mortgaged assets as of July 3, 2010 (used in the above calculation) was $113 million.
44. If the appraised value of these assets is used instead of their stated book value, the calculation of BlueLinx’s book-value shareholder equity would increase from $34 million to $291 million, or approximately $8.90 per share – i.e., more than 2.62x the current $3.40 per share offer price.
45. On information and belief, Cerberus and CAI and their directors on the Board have access to detailed property data necessary to thoroughly analyze and determine the true market value of BlueLinx’s real estate assets, information that Plaintiffs do not have as it is not in the public domain.  However, the Moodys/REAL Commercial Property Price Index suggests that industrial property values in the United States dropped by 25-30% between June 2006 and April 2010.  Conservatively using the high end of this estimate (i.e., 30%), the value of the BlueLinx property holdings that were appraised at $370 million would have decreased to approximately $259 million as of July 2010, and the use of that value in calculating BlueLinx’s book-value shareholder equity would result in a shareholder equity figure of $180 million, or approximately $5.51 per share – i.e., more than 1.62x the current $3.40 per share offer price.
E.           The Proposed Tender Offer Is Structurally Coercive
46. The Proposed Tender Offer is structurally coercive and thus procedurally unfair.  It is not conditioned upon BlueLinx’s approval or, more specifically, the approval of the Special Committee formed to evaluate and make recommendation concerning the Proposed Tender Offer.  Instead, the TO Statement makes plain that the “[Proposed Tender] Offer is made without obtaining the prior approval of the Company’s board of directors and is not conditioned on the receipt of Company’s board approval” and that “the approval of Company’s board of directors is not required for stockholders to tender their Shares or for Purchaser to consummate the Offer.”  The Proposed Tender Offer may thus still be consummated absent the affirmative recommendation by the Special Committee.
47. Nor, importantly, has the Special Committee been properly empowered with and/or afforded the requisite authority to respond to the Proposed Tender Offer.  First, neither CAI nor Cerberus negotiated the terms of the Proposed Tender Offer with BlueLinx, the Board, or the Special Committee.  And although BlueLinx’s press release announcing the formation of the Special Committee states that “[t]he Special Committee has been granted full power and authority to evaluate the proposal and determine the Company’s recommendation to its stockholders with respect to any tender offer commenced by CAI and to take any other action it determines to be in the best interest of the Company and its stockholders,” it does not state that the Special Committee has been granted specific full power comparable to what a board would possess in a third-party transaction.  Thus, while the Special Committee was afforded the power to “evaluate the proposal and determine the Company’s recommendation” to the Proposed Tender Offer, it apparently was not given the specific power to negotiate, seek strategic alternatives, and, if it deems such action appropriate, deploy a shareholders rights plan.
48. Further, while a special committee must be afforded free rein and adequate time to react to a tender offer by the target’s controlling shareholder, a specific request by the Special Committee’s financial advisor that CAI “consider delaying the launch of the [Proposed Tender] Offer” so that the Special Committee could better inform itself of the relevant issues was rejected by Cerberus.
F.           The TO Statement Is Misleading And Omits Material Information
49. Because it controls BlueLinx, SEC Rule 13E-3 requires Cerberus and CAI to make certain disclosures, and among other things, express their belief regarding the fairness of the Proposed Tender Offer to the BlueLinx shareholders.  As described below, however, the TO Statement fails to provide the Company’s minority shareholders with material information and instead provides them with materially misleading information in breach of Cerberus and CAI’s duty of disclosure.
A.           While the TO Statement includes pages of projected financial information, the TO Statement is devoid of any meaningful disclosure or analysis concerning the basis for the $3.40 offer price or any methodology underlying how Cerberus arrived at that offer price, or why the offer price is supposedly fair to the Company’s minority shareholders.
B.           The TO  Statement provides only one quantitative metric in support of its conclusion that the $3.40 per share offer price is “fair” to BlueLinx’s minority shareholders – namely, the so-called market premium attendant to the Company’s reported stock trading price immediately preceding the announcement of the Proposed Tender Offer.  Specifically, Cerberus states that “[t]he Offer Price represents a premium of approximately 35.5% to the closing price of $2.51 for the Shares on July 21, 2010, the last trading day prior to the date on which Purchaser announced its intention to make the Offer and a premium of 16.8% to the volume-weighted average closing price for the 30 trading days prior to the first public announcement of the Offer.”  The TO Statement fails, however, to tie Cerberus’s stated “fair price” conclusion, and the premiums cited in support thereof, to the Company’s internal projections or any other BlueLinx financial data.
C.           The TO Statement acknowledges that Cerberus and CAI “analyzed the Company’s total enterprise value, which included estimates of the value of certain of the Company’s assets in that analysis.”  Not disclosed, however, are the results of that analysis or any conclusions resulting therefrom.  The TO Statement instead states that the liquidation valuation of the Company’s assets was “irrelevant” and thus not considered because Cerberus and CAI view BlueLinx to be “a viable going concern” which they want “to continue to conduct its business.”  But the value of BlueLinx’s assets, regardless of Cerberus’s stated intent for BlueLinx’s operations to continue, is clearly material for purposes of assessing the adequacy of the offer price, especially considering the Company’s substantial – and historically undervalued – real estate holdings.  Indeed, Cerberus itself acknowledges in the TO Statement’s discussion of the minority’s appraisal rights that “[a]ny judicial determination of the fair value would be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset value and earning capacity.”  (emphasis added).
D.           Cerberus’s similar failure to consider and/or disclose the actual value of BlueLinx’s assets, including the actual value of the Company’s undervalued real estate holdings, and the fact that the Company’s book value of such real estate is substantially less than its actual value, is misleading for the same reasons.
E.           The TO Statement moreover fails to disclose any information concerning the value of the Company, including recent appraisals, reports or other valuation-related material prepared by or for BlueLinx, Cerberus or CAI concerning the Company’s stock or assets.
F.           Also lacking from the TO Statement is the disclosure of any information concerning the relationship between the Special Committee’s advisors – Citadel and Jones Day – and Cerberus, CAI, BlueLinx or any of those entities’ affiliates, directors, officers or principals.
50. As a result of these materially misleading disclosures and omissions, Plaintiffs and the Company’s other minority shareholders are unable to make a fully informed decision whether to tender their shares in the Proposed Tender Offer.
COUNT I
(Breach of Fiduciary Duty Against
Cerberus, CAI, and the Individual Defendants)

51. Plaintiffs re-allege and incorporate by reference the allegations of paragraphs 1 through 50 above as if fully set forth herein.
52. While Cerberus and CAI are intent on paying the lowest price to Plaintiffs and the Company’s other minority shareholders, the Individual Defendants are duty-bound to maximize shareholder value and protect the interests of Plaintiffs and the Company’s other minority shareholders.
53. Because the Board is conflicted and beholden to Cerberus, no combination of the Individual Defendants can be considered “independent” or adequately protect Plaintiffs and the Company’s other minority shareholders.
54. For the reasons alleged above, the Individual Defendants, Cerberus and CAI have breached their fiduciary duties to Plaintiffs and the Company’s other minority shareholders by offering an unfairly low price in structuring the grossly inadequate Proposed Tender Offer and structuring it in an unfair and coercive manner.
55. Cerberus and CAI have additionally breached and are breaching their duty of full and fair disclosure because the TO Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading or incomplete information thereby rendering the Plaintiffs and the Company’s other minority shareholders unable to make an informed decision on whether to vote in favor of the Proposed Tender Offer.
56. Plaintiffs have no adequate remedy at law.
PRAYER FOR RELIEF
WHEREFORE, Plaintiffs respectfully request that this Court enter judgment in their favor as follows:
A.           Enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Tender Offer;
B.           In the event defendants consummate the Proposed Tender Offer, rescinding it and setting it aside or awarding damages, including but not limited to rescissory damages, to Plaintiffs;
C.           Directing defendants to account to Plaintiffs for their damages sustained because of the wrongs complained of herein;
D.           Awarding Plaintiffs the costs of this action;
E.           Awarding Plaintiffs their reasonable attorneys’ fees and litigation expenses; and
F.           Granting such other and further relief as this Court may deem just and proper.

CONNOLLY BOVE LODGE & HUTZ LLP

/s/ Bradley R. Aronstam
Henry E. Gallagher, Jr. (Bar. No. 495)
Collins J. Seitz, Jr. (Bar No. 2237)
Bradley R. Aronstam (Bar No. 5129)
The Nemours Building
1007 North Orange Street
P.O. Box 2207
Wilmington, DE 19899-2207
(302) 658-9141

Attorneys for Plaintiff

Dated: August 10, 2010